FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2017
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document
1.	Press Release, dated May 26, 2017

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 206480) and February 12, 2016 (File No. 333-209525).

Document 1

NEWS RELEASE

BlackBerry Announces Final Award in Qualcomm Arbitration

Waterloo, ON – May 26, 2017 – BlackBerry Limited (NASDAQ: BBRY; TSX: BB) announced today that it has reached an agreement with Qualcomm Incorporated resolving all amounts payable in connection with the interim arbitration decision announced on April 12, 2017. Following a joint stipulation by the parties, the arbitration panel has issued a final award providing for the payment by Qualcomm to BlackBerry of a total amount of U.S.$940,000,000 including interest and attorneys’ fees, net of certain royalties due from BlackBerry for calendar 2016 and the first quarter of calendar 2017. Qualcomm will pay the full amount of the final award on or before May 31, 2017.

###

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today’s enterprise. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

BlackBerry Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

BlackBerry Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 26, 2017	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller